FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Loan Agreement for Petróleo de Venezuela S.A.

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 23, 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

February 23, 2007

For immediate release:

To Whom It May Concern

Mitsui & Co., Ltd.

Loan Agreement for Petróleo de Venezuela S.A.

Mitsui & Co., Ltd. (“Mitsui”) announced today the closing of the agreement for loan facilities (US$ 3.5 billion, 15 years) jointly granted to Petróleo de Venezuela S.A. (“PDVSA”) by Mitsui and Marubeni Corporation (“Marubeni”), with the support of the Japan Bank of International Cooperation (“JBIC”).

In addition to the loan agreements, Mitsui and Marubeni simultaneously, signed frame contracts by which Mitsui and Marubeni obtain the right to negotiate and conclude agreements to off-take crude oil and petroleum products on an annual review basis with PDVSA during the loan period.

JBIC and several commercial banks have formed a syndicate as senior lenders and will provide the loan facilities for such off-taking transactions to two special purpose companies (Caribe Financing Company B.V. and Yupca Finance B.V., -SPCs-, established in the Netherlands by Mitsui (50%) and Marubeni (50%)). The loans to the SPCs will be extended to PDVSA, which will service the debt through sales proceeds from oil and petroleum products from Venezuela through the off-taking arrangements.

PDVSA is the national oil company of Venezuela, which is the 8th largest crude oil producer in the world, and is currently producing around 3 million barrels per day of crude oil. Mitsui seeks to strengthen and develop relations with the national oil company and to contribute to diversifying Japan’s energy supply sources and to creating and expanding business opportunities for Japanese companies in the oil and gas sector in Venezuela.

Outline of PDVSA (As of end/December, 2005)

Name	Petróleo de Venezuela S.A.
Business Activities	Exploration, production, refining, transport and commerce of hydrocarbons.
Sales	US$ 85,730 million
Operating Income	US$ 19,209 million
Net Income	US$ 6,483 million
Total Assets	US$ 70,365 million
Shareholders’ Equity	US$ 47,095 million

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7596

Note: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.